PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES COMMENCEMENT OF

COMMERCIAL OPERATIONS OF NATURAL GAS STORAGE PROJECT

AND FUNDING ARRANGEMENTS

Calgary, Alberta - June 17, 2010 Paramount Energy Trust (the “Trust”) (TSX: PMT.UN) announced  today that its wholly-owned subsidiary Warwick Gas Storage Inc. (“WGSI”) is proceeding with the development and commercial operation of its natural gas storage facility (the “WGSI Facility”) in the Warwick area near Vegreville, Alberta. In addition, the related funding arrangements for the facility have been entered into and are presently held in escrow.

The WGSI Facility is being developed utilizing a depleted 40 Bcf gas pool in the Upper Mannville Formation with approximately 10 Bcf of cushion gas in place. The storage reservoir is ideally suited for commercial operations due to its proximity to extensive mainline transportation infrastructure, the low pressure nature of the reservoir, the cushion gas in place and the injection and withdrawal capability of the reservoir. Nine horizontal injection/withdrawal wells were drilled in the last half of 2009 and the first quarter of 2010 to develop the reservoir for gas storage purposes. Including all drilling and testing, land, facilities and seismic activities, total project expenditures to the end of the first quarter of 2010 were $20 million. WGSI expects to expend an additional $37 million during the final three quarters of 2010 related to the purchase and installation of two compressors and associated surface facilities designed to allow for the withdrawal of up to 105 MMcf/d beginning as early as November of 2010.

WGSI commenced commercial injection of natural gas in early May of 2010. Initial injections are being limited to 22 MMcf/d as reservoir performance is monitored. WGSI plans to enter into park and loan transactions for up to 8 to 10 Bcf of natural gas storage for withdrawal in the period of December 2010 through March 2011 while continuing to monitor reservoir pressures and confirming the injection and withdrawal capabilities of the wells and facility. The company plans to utilize an estimated 17 Bcf of storage capacity in 2011 with no additional capital spending. Upon expansion of the facility for full scale operations, adding compression and 3 to 5 additional wells, it is expected that the WGSI Facility will be capable of 1.5 injection and withdrawal cycles of 22 to 25 Bcf of working gas annually.

Funds flow for the WGSI Facility is projected to total $6 million for 2010, and is forecast to ramp up to $15 to $20 million in 2011, as utilization of the storage capacity is increased. Upon future expansion of the facility to utilize the full storage capacity of the reservoir, funds flow is expected to exceed $20 million annually. Actual funds flow is subject to variability related to the operational performance of the reservoir and the facilities, electrical power generation costs, fluctuations in commodity prices, other market conditions impacting the forward natural gas pricing spreads and other operational variables.

Funding Arrangements

As part of the Trust’s semi-annual borrowing base redetermination in May 2010, PET’s gas reserves in the Warwick Glauconitic-Nisku A pool were removed from the assets dedicated to secure the Trust’s syndicated banking facility. In order to provide non-bank funding for the majority of the WGSI Facility, WGSI has entered into certain gas sale and storage transactions which are presently held in escrow and when the agreed upon escrow conditions are satisfied will ultimately yield proceeds of approximately $42 million.

Annual General and Special Meeting

PET will be hosting a webcast at its Annual General and Special Meeting of Unitholders (the “Meeting”) at 9:00 a.m. (Mountain Standard Time) on Thursday, June 17, 2010 at the Calgary Petroleum Club, Devonian Room, 319 – 5 Avenue SW, Calgary, Alberta. At the Meeting, management will provide a presentation regarding the Trust’s operations, including updated guidance which incorporates the WGSI Facility. To participate in the live webcast please visit www.paramountenergy.com or http://webx.newswire.ca/click/?id=0afc6cf6916de47. The presentation will be archived shortly after the Meeting.

Forward-looking Information

This news release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation including, without limitation, statements as to the anticipated funds flow for the WGSI Facility for 2010 and beyond, compressor and surface facility expenditures for the WGSI Facility, anticipated transactions for gas storage and future storage capacity for the WGSI Facility. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions.

Various assumptions were used in drawing the conclusions contained in the forward-looking information contained in this press release. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Trust and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information.

Forward-looking information is based on the estimates and opinions of the Trust's management at the time the information is released. Except as expressly required by applicable law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of the Trust and its business, please refer to its Annual Information Form dated March 9, 2010 which is available on SEDAR at www.sedar.com.

This press release includes non-GAAP measures not defined under generally-accepted accounting principles (“GAAP”) including funds flow. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented to other issuers.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. The Trust’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT.UN”, “PMT.DB.A”, “PMT.DB.C”, “PMT.DB.D”, and “PMT.DB.E”, respectively. Further information with respect to the Trust can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400  Fax: 403 269-4444  E-mail: info@paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor